SECURI 15045104 IISSION

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SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8- 65902

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Silver Leaf Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue, Suite 2805
(No. and Street)

New York (City) NY (State) 10170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Meehan (212) 632-8423
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BBD, LLP
(Name – *if individual, state last, first, middle name*)

1835 Market Street, 26th Floor (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/4/15

OATH OR AFFIRMATION

I, Kevin Meehan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Silver Leaf Partners, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

YESENIA BOSCH
Notary Public - State of New York
NO. 01BO6239268
Qualified in New York County
My Commission Expires 4/18/15

Signature

PRESIDENT

Title

2/28/15

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BBD

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Silver Leaf Partners, LLC

We have audited the accompanying financial statements of Silver Leaf Partners, LLC (a New York limited liability company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income(loss), changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act, and the related notes to the financial statements and supplemental information. Silver Leaf Partners, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Silver Leaf Partners, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital under rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Silver Leaf Partners, LLC's financial statements. The supplemental information is the responsibility of Silver Leaf Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BBD, LLP

Philadelphia, Pennsylvania
February 27, 2015

SILVER LEAF PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS

Cash	$445,254
Receivable from clearing organization	100,000
Receivables from customers	135,475
Property and equipment, net	63,438
Other assets	35,519
Total assets	$779,686

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Capital lease obligations	$ 47,914
Accounts payable, accrued expenses and other liabilities	228,084
Total liabilities	275,998
MEMBERS' EQUITY	503,688
Total liabilities and members' equity	$779,686

See accompanying notes

SILVER LEAF PARTNERS, LLC

STATEMENT OF INCOME (LOSS)

Year ended December 31, 2014

REVENUE	
Commissions	$1,122,756
Third party marketing revenue, net	974,118
Other revenue	79,115
Total revenue	2,175,989
EXPENSES	
Salary and salary-related expenses	990,058
Commission and clearing	479,297
Occupancy	219,129
Communication and data processing	114,364
Regulatory fees	31,082
Professional fees	146,126
Interest expense	4,084
Other expenses	231,043
Total expenses	2,215,183
NET LOSS	$ (39,194)

See accompanying notes

SILVER LEAF PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year ended December 31, 2014

BALANCE, January 1, 2014	$542,882
Net loss	(39,194)
BALANCE, December 31, 2014	$503,688

See accompanying notes

SILVER LEAF PARTNERS, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (39,194)
Adjustments to reconcile net loss to net cash used for operating activities	
Depreciation and amortization	13,974
(Increase) decrease in	
Other assets	(4,171)
Receivables from customers	(32,984)
Decrease in	
Accounts payable, accrued expenses and other liabilities	43,680
Net cash used by operating activities	(18,695)
CASH FLOWS FROM FINANCING ACTIVITIES	
Repayments of capital lease obligations	(18,844)
Net decrease in cash	(37,539)
CASH	
Beginning of year	482,793
End of year	$445,254

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Interest paid	$ 4,084

See accompanying notes

(1) ORGANIZATION AND NATURE OF BUSINESS

Silver Leaf Partners, LLC (the ***"Company"***), a New York Limited Liability Company, is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company clears its securities transactions on a fully disclosed basis with a clearing broker. The Company's effective date of organization was January 15, 2003. The effective date of the Company's registration as a broker-dealer was September 23, 2003.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Securities transactions are recorded on a trade date basis as if they had settled.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company places its cash with high credit quality financial institutions. At times, such amounts may exceed federally insured limits. Account monitoring procedures are utilized to minimize the risk of loss from accounts receivable. The Company generally does not require collateral or other security from its customers.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts. The allowance for doubtful accounts is estimated based on the Company's historical losses, current economic conditions, and the financial stability of its customers. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. The Company generally does not charge interest.

Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation of equipment, which carried a cost of $146,752 as of December 31, 2014, is computed on the straight-line method with estimated useful lives of 2 to 7 years. Accumulated depreciation totaled $83,314 and related depreciation expense totaled $13,974 as of and for the year ending December 31, 2014, respectively.

Revenue Recognition

Commission revenue and commission expense are recorded on a trade date basis as securities transactions occur. The Company receives third party marketing revenue primarily from raising capital on behalf of hedge funds, private equity, and other alternative funds. The Company records third party marketing revenue when received, net of the amount owed to the third party marketer.

Income Taxes

The Company has elected Partnership status for federal and state tax purposes whereby taxable income is reported by the Company's members.

Accounting standards clarify the accounting for uncertainty in income taxes recognized in an enterprise's financial statements by prescribing a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Accounting standards also provides guidance on derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. It is the Company's policy to record interest and penalties related to uncertain income tax positions, if any, as a component of income tax expense.

As of December 31, 2014, the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements. The Company files U.S., New York tax returns. U.S. and New York returns for the years ended December 31, 2011 to 2014 and Maryland returns for 2012 and 2013 remain open for audit.

(3) LEASE COMMITMENTS

The Company leases office space in New York under a five-year lease which expires in June 2018. The lease requires the Company to pay their proportionate share of utilities, real estate taxes, and other common area maintenance charges. Rent expense for the year ended December 31, 2014 was $256,493. Future minimum rental payments under this lease agreement are as follows: $240,959 in 2015, $247,585 in 2016, $254,394 in 2017, and $128,922 in 2018.

(4) CAPITAL LEASE OBLIGATIONS

The Company is a lessee of office equipment and furniture under capital lease obligations expiring through July, 2018. The assets and liabilities under the capital lease are recorded at the lower of the present value of the minimum lease payments or the fair value of the assets. The assets are amortized over their estimated productive lives. Amortization of assets under capital leases is included in depreciation expense for 2014.

Following is a summary of property and equipment held under capital lease obligations:

Office equipment and furniture	$79,952
Accumulated amortization	(18,199)
	$61,753

Minimum future lease payments under the capital lease obligations as of December 31, 2014 are $63,405 less interest amount of $15,491. Future minimum rental payments under this lease agreement are as follows: $25,690 in 2015, $18,311 in 2016, $13,698 2017, and $5,706 in 2018.

The average interest rate on the capitalized lease obligations is approximately 12.5% and is based on the lessor's implicit rate of return.

(5) CONTINGENCIES AND COMMITMENTS

The Company has a clearing agreement with its clearing broker, Pershing, LLC (the ***"Clearing Broker"***). The agreement provides that certain minimum capital balances must be maintained while the Company's customer accounts are being introduced to and cleared by the Clearing Broker on a fully disclosed basis. In connection with this agreement, the Company is contingently liable to the Clearing Broker in the event of nonperformance by its introduced customers. It is the Company's policy to continuously monitor its exposure to these risks.

(6) REGULATORY REQUIREMENTS

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirements for brokers and dealers) in that the Company does not hold funds or securities for customers. All customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014, the Company had net capital of $437,966 and net capital requirements of $18,400. The percentage of aggregate indebtedness to net capital was 63%. These net capital requirements may effectively restrict the Company's ability to make distributions to its members.

Pursuant to the net capital provisions of Rule 1:17 of the National Futures Association (NFA), the Company is required to maintain a minimum net capital, as defined, equal to the greater of $45,000 or 6-2/3% of aggregate indebtedness.

(7) SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date and time the financial statements were issued on February 27, 2015. No material subsequent events have occurred since December 31, 2014 that required recognition or disclosure in our current period financial statements.

SUPPLEMENTARY INFORMATION

SILVER LEAF PARTNERS, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2014

Member's equity	$503,688
Add: Liabilities subordinated to claims of general creditors	-
Total capital and allowable subordinated liabilities	503,688
Non-allowable assets	
Property and equipment	29,821
Other assets	35,519
Receivable from customers	-
Total non-allowable assets	65,340
Net capital before haircuts	438,348
Haircuts	382
Net capital	$437,966
Aggregate indebtedness	$279,998
Computation of basic net capital requirement:	
Net Capital	$437,966
Minimum capital required	18,400
Excess net capital	$419,566

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2014)

Net capital as reported in the company's Part II (unaudited) Focus Report	$471,578
Adjustments:	
Expenses related to legal and accounting	(33,612)
Net capital per above	$437,966

Schedule II – Computation for Determination of Reserve Requirements under Rule 15c3-3, and

Schedule III – Information for Possession or Control Requirements under Rule 15c3-3

December 31, 2014

The Company has claimed an exemption to SEC Rule 15c3-3 pursuant to subparagraph 15c-3 (k) (2) (ii), and therefore no "Computation for Determination of Reserve Requirements" or "Information for Possession or Control Requirements" under that rule have been provided.

BBD

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Silver Leaf Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Silver Leaf Partners, LLC identified the following provisions of 17 C.F.R §15c3-3(k) under which Silver Leaf Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Silver Leaf Partners, LLC stated that Silver Leaf Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Silver Leaf Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Silver Leaf Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under Securities Exchange Act of 1934.

BBD, LLP

Philadelphia, Pennsylvania
February 27, 2015

SILVER LEAF PARTNERS

420 Lexington Avenue, Suite 2805 • New York, NY 10170

February 27, 2015

Exemption Report

We confirm, to the best of our knowledge and belief, that:

1. Firm claimed and exemption from SEC Rule 1 5c3-3 under provision in paragraph of (k)(2)(ii) throughout the fiscal year January 1, 2014 to December 31, 2014.

2. Firm met the identified exemption provisions in SEC Rule 1 5c3-3(k)(2)(ii) throughout the fiscal year January 1, 2014 to December 31, 2014 without exception.

Sign: Kevin P Meehan Date: 2-27-15

Kevin P. Meehan
President
Silver Leaf Partners, LLC
420 Lexington Avenue, Suite 2805
New York, NY 10170
212-632-8423

MEMBER FINRA, NFA, MSRB & SIPC

BBD

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Members of Silver Leaf Partners, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Silver Leaf Partners, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Silver Leaf Partners, LLC's compliance with the applicable instructions of Form SIPC-7. Silver Leaf Partners, LLC's management is responsible for Silver Leaf Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries from copies of checks and/or bank checking account statements, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BBD, LLP

Philadelphia, Pennsylvania
February 27, 2015

SILVER LEAF PARTNERS, LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTORS PROTECTION CORPORATION (SIPC) – PURSUANT TO RULE 17a-5(e)(4)

Year ended December 31, 2014

General assessment		$ 1,807
Less:		
Payments made:		
SIPC-6: July 25, 2014	$877	
SIPC-7: February 13, 2015	930	
		1,807
Total assessment balance due		$ -
Determination of SIPC net operating revenues and general assessment		
Total revenue (Focus Line 12/Part IIA Line 9)		$ 2,175,989
Additions		
Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above		
Net loss from principal transactions in securities in trading accounts		
Net loss from principal transactions in commodities in trading accounts		
Interest and dividend expense deducted in determining total revenue		
Net loss from management of or participation in the underwriting or distribution of securities		
Expenses other that advertising, printing, registration fees and legal fees deducted in determining net profit from management or participation in underwriting or distribution of securities		
Net loss from securities in investment accounts		
Total additions		-
Deductions		
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products		
Revenues from commodity transactions		
Commissions, floor brokerage and clearance paid to other SIPC members in connection with security transactions		(479,297)
Reimbursements for postage in connection with proxy solicitation		
Net gain from securities in investment accounts		
100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptance or commercial paper that mature nine months or less from issuance date		
Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act)		
Other revenue not related either directly or indirectly to the securities business		(974,118)
The greater of:		
Total interest and dividend expense (Focus Line 22/Part IIA, Line 13 plus interest and dividend income included in additions in total revenues above		
40% of interest earned on Customers securities accounts (40% of FOCUS Line 5)		
Total deductions		(1,453,415)
SIPC net operating revenues		$ 722,574
General assessment @ .0025		$ 1,807